Via EDGAR

Correspondence Submission (non-public)

January 18, 2019

Mr. James Giugliano

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Re: Hallador Energy Company

Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 13, 2018

Form 8-K Filed November 7, 2018

File: No. 001-34743

Re:Comment letter dated December 20, 2018 regarding (1) segment reporting (2) inventories, and (3) non-GAAP measures

Dear Mr. Giugliano:

With regard to your item 1. Notes to Consolidated Financial Statements, (1) Summary of Significant Accounting Policies, page 48 – below is our response as well as a draft disclosure we will make in future filings.

We have identified Lawrence D. Martin as our chief operating decision maker (“CODM”).  Mr. Martin is President of Sunrise Coal, LLC, the largest subsidiary of Hallador Energy Company, which makes up 99% of Hallador revenues and 94% of total assets.  The majority of Mr. Martin’s time and compensation is related to the management of Sunrise Coal, LLC.  Within Sunrise Coal, two primary operating segments exist, the Oaktown and Carlisle underground coal mines.  Each segment engages in business activities from which it may earn revenues and incur expenses, its operating results are reviewed monthly by the CODM to make decisions about resources to be allocated and to assess performance, and discrete financial information is available.  For reporting purposes, we aggregate the results of operations based on the aggregation criteria in FASB ASC 280-10-50-11.  Each of the mines operates in the same seam, mines the same coal, utilizes the same mining process, customer contracts are generally interchangeable between the mines, distributes the coal via rail or truck, and are expected to have similar future economic characteristics.  The Oaktown mine consists of two slopes which share a surface area, wash plant, and loading facility.  Carlisle reserves are also contiguous to Oaktown reserves.

January 18, 2019

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Segment Information (draft disclosure)

The Company’s significant operating segments include the Oaktown and Carlisle underground mines located in southwestern Indiana.  The Company’s chief operating decision maker (“CODM”) reviews the operating results, assesses performance and makes decisions about allocation of resources to these segments at the mine level, however, we aggregate the results of operations of the mines for reporting purposes since the nature of the product, production process, customer type, product distribution, and long-term economic characteristics at each location are similar.

With regard to your item 2. Inventories, page 48 – below is a draft disclosure we will make in future filings.

Inventory and parts and supplies are valued at the lower of average cost or net realizable value.  Inventory costs include labor, supplies, operating overhead, and other related costs incurred at or on behalf of the mining location, including depreciation, depletion, and amortization of equipment, buildings, mineral rights, and mine development costs.

With regard to your item 3. Form 8-K Filed November 7, 2018, Exhibit 99.1 regarding non-GAAP measures, below are reconciliations based on the nine months and three months ended September 30, 2018 and 2017.  Similar reconciliations will be included in future filings.

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Net income	$5,023	$11,719	$2,914	$3,916
Income tax expense (benefit)	(546)	993	(589)	10
Loss from Hourglass Sands	871	-	314	-
Loss (income) from equity method investments	198	(427)	42	(169)
Purchased contract amortization	-	6,877	-	2,435
DD&A	32,759	28,533	10,810	9,729
ARO accretion	866	640	293	219
Loss (gain) on impairment & disposal of assets	576	(8)	4	(12)
Loss (gain) on marketable securities	60	-	(134)	-
Interest Expense	10,284	9,662	3,261	3,229
Other amortization	2,517	1,669	935	705
Stock-based compensation	2,755	6,388	389	994
Adjusted EBITDA	$55,363	$66,046	$18,239	$21,056

January 18, 2019

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	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Net Income	$5,023	$11,719	$2,914	$3,916
Equity method investments	198	(427)	42	(169)
Purchased contract amortization	-	6,877	-	2,435
Deferred income tax expense (benefit)	(120)	2,151	(385)	2,542
DD&A	32,764	28,533	10,815	9,729
ARO accretion	866	640	293	219
Deferred financing costs amortization	1,482	1,371	542	457
Change in fair value of interest rate swaps	136	(476)	(708)	(36)
Loss (gain) on impairment & disposal of assets	576	(3)	4	56
Maintenance capex	(15,469)	(8,880)	(4,639)	(2,961)
Stock-based compensation less taxes paid	2,744	3,926	389	824
Adjusted Free Cash Flow	$28,200	$45,431	$9,267	$17,012

Please contact Todd Davis at (812) 299-2800, extension 228 or via e-mail at tdavis@sunrisecoal.com with any further questions.

Sincerely,

/s/ Lawrence D. Martin

Lawrence D. Martin, CFO